Exhibit 99.1

31 March 2018

VEDANTA ISSUED LETTER OF INTENT AS SUCCESSFUL RESOLUTION APPLICANT

FOR ACQUISITION OF ELECTROSTEEL STEELS LIMITED

Vedanta Limited hereby informs that it has been declared as the successful resolution applicant by the Committee of Creditors for Electrosteel Steels Limited under the Corporate Insolvency Resolution Process of the Insolvency and Bankruptcy Code, 2016 and has received a Letter of Intent (LoI) today informing the Company about the same.

Vedanta Limited has accepted the terms of the LoI. The closure of the transaction will be subject to compliance with applicable regulatory requirements and as per the final terms approved by the National Company Law Tribunal.

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram – 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612

www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394